China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Road., Futian District, Shenzhen, China 518034
Tel: 86-755-8351-0888
Fax: 86-755-8351-5671

May 15, 2007

Ms. Yolanda Crittendon
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-50917

Dear Ms Crittendon:

On behalf of China Security & Surveillance Technology, Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 9, 2007, providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Annual Report”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Item 15 - Exhibits, Financial Statements Schedules, page 37

Financial Statements and Notes

Note 1 - Organization and Principal Activities, page F-9

1.
We note that the Company acquired four companies in which the Company’s CEO and director, Guoshen Tu, held equity interests. Please tell us how these acquisitions were accounted for and refer to the GAAP literature that supports your basis. Specifically, advise us whether these transactions represented the acquisition of a business or assets under EITF 98-3. To the extent these transactions are acquisitions of related businesses, please clarify how the Company considered the requirements of Rule 3-05 of Regulation S-X.

CSST Response: The Company considered EITF 98-3 and Rule 3-05 of Regulation S-X in its accounting for the acquisition of four companies in which the Company’s CEO and director, Guoshen Tu, held equity interests. As discussed in Note 3 to the December 31, 2006 financial statements included in the Company’s Form 10-K, the Company acquired the business activities of the four companies. The fixed assets of the companies were not acquired, however the business activities of the companies, including the workforce, contracts in process, non-competition agreement contracts with key employees of the acquired companies, and the customer bases were acquired. All of the inputs, processes and outputs of the businesses discussed in item 6 of EITF 98-3, were acquired in the business acquisition except for the hard assets of the acquired companies, as they were not deemed necessary by the Company for the continuation of the business activities as a portion of the Company. The Company followed the guidance of the last paragraph of item 6 of EITF 98-3, in that it identified the elements acquired, compared them to the complete set of elements necessary for the transferred set to conduct normal operations, and concluded that the missing elements (hard assets) did not lead to the conclusion that the transferred set was not a business.

The Company applied the provisions of paragraph (b) (2) of Rule 3-05 of Regulation S-X. and determined that none of the conditions used in the definition of a significant subsidiary as specified in 210.3-01 and 210.3-02 exceeded 20 percent, and consequently financial statements for the acquired businesses were not required.

Note 2 - Summary of Significant Accounting Policies

(o) Revenue Recognition, page F-15

2.
In response to our comment letter issued October 4, 2006, you made representation that you would expand your revenue recognition policy in future filings to include information that was previously provided to us supplementally regarding customer acceptance, contract terms, and how installation impacts the timing in which you recognize revenue. Please advise us how you have complied.

CSST Response: As discussed in Note 2 (o) to the December 31, 2006, financial statements, because of the newness of the larger contracts the Company had entered into, it initially deferred 10% of the project costs to provide a warranty reserve until empirical evidence allowed the Company to better evaluate the actual costs it may incur to establish that the installations were working properly. During the fourth quarter of 2006, the Company performed an extensive study of costs that it had been required to incur to meet its warranty to its customers of proper operation, and found that it had incurred almost no costs in connection with its warranty. Consequently, the Company reduced its estimate of future warranty costs to 1% from 10%. As a result, the Company is now only deferring a very small amount of the contract revenue to provide for the warranty, and as a result, virtually all revenue is recognized upon completion of the installation. The Company’s disclosure was revised to appropriately consider this change in estimated future costs.

Exhibits 31.1 and 31.2

3.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

CSST Response: CSST intends to omit the titles of individuals at the beginning of certifications required by Exchange Act Rule 13a-14(a) in future filings.

The Company believes that the foregoing information responds fully to the comments in the Staff’s Comment Letter. If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 83510888 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security & Surveillance Technology, Inc.

By:	/s/ Terence Yap
Terence Yap
Chief Financial Officer